UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Camtek Ltd.

On November 17, 2020, Camtek Ltd. (the “Company”) issued a press release announcing the commencement of a public offering of its ordinary shares. The press release is furnished as Exhibit 99.1 to this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-237680) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release Dated November 17, 2020

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Report of Foreign Private Issuer on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-237680) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer

Dated: November 17, 2020